77c.    Matters submitted to a vote of security holders


1. The merger of RCM Tax-Managed Growth Fund ("The Acquiring Fund") and PPA Tax-Efficient Equity Fund.

(a) The meeting was held on September 29, 2003.

(c) The merger of the PPA Tax-Efficient Equity Fund into the RCM Tax Managed Growth Fund was approved by the following vote:

FOR: 1,083,174.141;
AGAINST: 80,607.525; and
ABSTAIN: 121,881.424.